SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

Rand Capital Corporation
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
752185108
(CUSIP Number)
Bruce Howard User-Friendly Phone Book, LLC Chief Executive Officer 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	with copies to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Phone Book, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of common stock, par value $0.10 per share (the “Common Stock”) of Rand Capital Corporation, a New York corporation (the “Issuer”), issued and outstanding as of May 2, 2018, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2018.  User-Friendly Phone Book, LLC, a Delaware limited liability company (“UFPB”) is a wholly owned subsidiary of User-Friendly Holding, LLC, a Delaware limited liability company (“UFH” and, together with UFPB, the “Reporting Persons”). As of the date of the filing of this Schedule 13D (the “Filing Date”), UFPB held 1,455,993 shares of Common Stock of the Issuer, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Holding, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of Common Stock of the Issuer issued and outstanding as of May 2, 2018, based on information reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2018. As of the Filing Date, UFPB held 1,455,993 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 1,455,993 shares of Common Stock of the Issuer held by UFPB, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2018 (the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is amended to attach Exhibit B.

Exhibit	Description

B.	Stock Purchase Agreement, dated as of June 12, 2018, between UFPB and UHS.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2018
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

Exhibit B

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of June 12, 2018 (this “Agreement”), is made by between and USER-FRIENDLY PHONE BOOK, LLC, a Delaware limited liability company (the “Purchaser”) and UTILITY SERVICE HOLDING CO., INC., a Georgia corporation (the “Seller”).

WHEREAS, the Seller is the holder of 1,163,395 shares (the “Shares”) of Common Stock, par value $0.10 per share (the “Common Stock”), of Rand Capital Corporation, a New York corporation (the “Issuer”); and

WHEREAS, the Seller wishes to sell to the Purchaser, the Shares, and the Purchaser is willing to purchase the Shares from the Seller, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the covenants, agreements and warranties contained herein, the sufficiency of which as consideration is hereby acknowledged, the parties agree as follows:

1.        Definitions. When used herein, the following terms shall have the indicated meanings:

“Encumbrance” means any pledge, hypothecation, assignment, lien, restriction, charge, claim, security interest, option, preference, priority or other preferential arrangement of any kind or nature whatsoever.

“Transfer Restriction” means, with respect to any security or other property, any condition to or restriction on the ability of the holder thereof to sell, assign or otherwise transfer such security or other property or to enforce the provisions thereof or of any document related thereto, whether set forth in such security or other property itself or in any document related thereto or arising by operation of law, including, without limitation, such conditions or restrictions arising under federal, state or foreign securities laws or under contract, other than any of the foregoing known to a Purchaser.

2.        Sale and Purchase. The Seller will sell to the Purchaser, and the Purchaser will purchase from the Seller (the “Transaction”), effective as of 4:05 p.m., New York City time, on the date hereof, the Shares, for a purchase price per share of Common Stock equal to $3.00, for an aggregate purchase price for all the Shares equal to $3,490,185.00 (the “Purchase Price”).

3.        Representations, Warranties and Agreements of the Seller.

The Seller hereby represents, warrants and agrees on the date hereof and on the Settlement Date (as defined below):

(a)       The Seller has all requisite authority, power and capacity to enter into this Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary action, corporate or otherwise, of the Seller. This Agreement has been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)       The execution, delivery and performance by the Seller of this Agreement and consummation by the Seller of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Seller’s knowledge, applicable to the Seller; or (iii) violate any contract to which the Seller or any of its assets or properties are bound. Except for filings under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement or the consummation of the Transaction.

(c)       With respect to the Transaction, (i) the Seller is the record and beneficial owner of the Shares, free and clear of any Encumbrances; and (ii) upon the transfer of the Shares to the Purchaser, the Purchaser will acquire good and marketable title thereto, free and clear of any Encumbrances or Transfer Restrictions, other than Transfer Restrictions placed on the Shares as a result of the Purchaser being an “affiliate” of the Issuer pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

(d)       No proceedings relating to the Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Shares to the Purchaser.

(e)       The Seller, by reason of, among other things, its business and financial experience, is capable of evaluating the merits and risks of the Transaction and of protecting its own interests in connection with the Transaction.

(f)        The Seller has been given the opportunity to consult with its own counsel and financial and other advisors with respect to this Agreement and the terms hereof and has delivered this Agreement freely and voluntarily.

4.        Representations, Warranties and Agreement of the Purchaser.

The Purchaser hereby represents, warrants and agrees as of the date hereof and on the date hereof and on the Settlement Date:

(a)        The Purchaser all requisite authority, power and capacity to enter into this Agreement and to consummate the Transaction. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein have been duly authorized by all necessary action, limited liability company or otherwise, of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)        The execution, delivery and performance by the Purchaser of this Agreement and consummation by the Purchaser of the Transaction do not and will not: (i) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Purchaser; (ii) violate any provision of any federal or state statute, rule or regulation which is, to the Purchaser’s knowledge, applicable to the Purchaser; or (iii) violate any contract to which the Purchaser or any of its assets or properties are bound. Except for filings under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, no consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Purchaser of this Agreement or the consummation of the Transaction.

(c)        The Purchaser is an “accredited investor” within the meaning of Regulation D under the Securities Act. The Purchaser is acquiring Shares pursuant to the Transaction hereunder for its own account and not with a view to the distribution thereof (within the meaning of the Securities Act) in violation of applicable securities laws. The Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the Shares. The acquisition by the Purchaser of the Shares shall constitute confirmation of the representation by the Purchaser that the Purchaser does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Shares. The Purchaser acknowledges that upon its purchase of the Shares that each such Share (i) will be a “restricted security” for purposes of Rule 144 promulgated under the Securities Act by the Securities and Exchange Commission and (ii) cannot be resold unless it is registered under the Securities Act or in a transaction exempt from or not subject to the registration requirements of the Securities Act (“Permitted Securities Law Restrictions”).

(d)       The Purchaser is aware of the Issuer’s business affairs and financial condition, and has acquired sufficient information about the Issuer to reach an informed and knowledgeable decision to acquire the Shares.

(e)        The Purchaser has conducted an independent evaluation of the Common Stock to determine whether to engage in the Transaction and is desirous of consummating the Transaction.

(f)        The Purchaser, by reason of, among other things, its business and financial experience, is capable of evaluating the merits and risks of the Transaction and of protecting its own interests in connection with the Transaction.

(g)       The Purchaser has been given the opportunity to consult with its own counsel and financial and other advisors with respect to this Agreement and the terms hereof and has delivered this Agreement freely and voluntarily.

5.       Conditions Precedent to Obligations of the Purchaser. The obligations of the Purchaser are subject to the satisfaction or waiver (in its sole discretion) of the following conditions precedent:

(a)        The representations and warranties of the Seller contained herein shall be true and correct as of the Settlement Date.

(b)        The Seller shall have complied with all of the covenants and agreements contained herein to be performed by the Seller on or prior to the Settlement Date.

6.        Conditions Precedent to Obligations of the Seller. The obligations of the Seller are subject to the satisfaction or waiver (in its sole discretion) of the following conditions precedent:

(a)        The representations and warranties of the Purchaser contained herein shall be true and correct as of the Settlement Date.

(b)        The Purchaser shall have complied with all of the covenants and agreements contained herein to be performed by the Purchaser on or prior to the Settlement Date.

(c)        The Seller shall have received the wire transfer referred to in Section 7.

7.       Settlement.

(a)       Settlement of the Transaction shall take place on June 15, 2018 (the “Settlement Date”). On the Settlement Date, subject to Sections 5 and 6 of this Agreement, the Seller shall deliver to the Purchaser the Shares against payment by the Purchaser of the Purchase Price.

(b)       The Shares delivered to the Purchaser pursuant to this Agreement shall be free and clear of all Encumbrances and Transfer Restrictions other than Permitted Securities Law Restrictions. The transfer of the Shares to the Purchaser shall have been registered on the books of the Issuer and the applicable transfer agent for the Common Stock. Unless otherwise instructed by the Purchaser in writing, the Seller shall deliver to the Purchaser the Shares via The Depository Trust Company Deposit or Withdrawal at Custodian system per the instructions of the Purchaser as set forth below the Purchaser’s signature hereto.

(c)       The Purchase Price shall be paid by wire transfer of immediately available funds to the following bank account:

Account Name:

Bank Name and Address:

Account Number:

ABA Number:

(d)       Each of the Purchaser and the Seller will, upon the reasonable request of the other, execute and deliver all other such documents and instruments reasonably deemed necessary or desirable by the other party to fully effect the purchase and sale contemplated hereby.

9.       Amendment. This Agreement shall not be amended, modified or supplemented except in a writing signed by the Seller and the Purchaser.

10.       Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by a courier or a courier service, (b) on the date of transmission if sent by email or other means of electronic transmission (provided that the sending party retains written evidence of confirmed transmission), or (c) when actually received if mailed by first-class certified or registered United States mail or recognized overnight courier service, postageprepaid and return receipt requested, and all legal process with regard hereto shall be validly served when served in accordance with applicable law, in each case addressed as follows:

If to the Seller:	Utility Service Holdings Co., Inc.
P.O. BOX 240
Warthen, Georgia 31094
Attention: Carl S. Cummings, Sr., President
E-mail: ccummings@ushcompany.com

If to the Purchaser:	User-Friendly Phone Book, LLC
10200 Grogan’s Mill Road
Suite 440
The Woodlands, TX 77380
Attention: Bruce Howard, Chief Executive Officer
E-mail: bhoward@ufpb.net

With a copy to:	Lowenstein Sandler LLP
1251 Avenue of the Americas
New York, New York 10020
Attention: Steven E. Siesser, Esq.
E-mail: ssiesser@lowenstein.com

11.       Counterparts. This Agreement may be executed in two or more counterparts. Each such counterpart shall be deemed to be an original, but all of which together shall constitute one and the same document. Executed counterparts to this Agreement transmitted by facsimile or by electronic transmission of portable document format (PDF) files or tagged image file format (TIF) files shall be deemed to be original signatures for all purposes.

12.        APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE).

13.        Expenses. Except as otherwise expressly provided herein, each party hereto will bear its own expenses in connection with the purchase and sale of the Shares contemplated hereby, except that the Seller shall bear all transfer and issuance taxes, if any, imposed on such purchase and sale.

14.       Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings between such parties with respect to such subject matter.

15.       Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the other provisions hereof shall not be affected thereby.

16.        Captions. The Section captions herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

17.       Specific Performance. The parties acknowledge that money damages will not be a sufficient remedy for breach of this Agreement and that the parties hereto may obtain specific performance or other injunctive relief, without the necessity of posting a bond or security therefor.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

SELLER:

UTILITY SERVICE HOLDINGS CO., INC.

By: /s/ Carl S. Cummings
Name: Carl S. Cummings, Sr.
Title: President

PURCHASER:

USER-FRIENDLY PHONE BOOK, LLC

By: /s/ Bruce Howard
Name: Bruce Howard
Title: Chief Executive Officer

Purchaser DWAC Instructions:

Name of DTC Participant (broker-dealer at which the account or accounts to be credited with the Shares are maintained):

DTC Participant Number:

Name of Account at DTC Participant being credited with the Shares:

Account Number at DTC Participant being credited with the Shares: